

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Douglas S. Aron
Chief Financial Officer
Archrock, Inc.
9807 Katy Freeway , Suite 100 ,
Houston, Texas 77024

> **Re: Archrock, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 21, 2024**
> **File No. 001-33666**

Dear Douglas S. Aron:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation